

06001936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR - 1 2006
WASH. D.C. 199

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 3 4/7 4

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/05 _____ AND ENDING _____ 12/31/05 _____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OMNI BROKERAGE, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10542 SOUTH JORDAN GATEWAY, SUITE 330
                                (No. and Street)

SANDY   **UTAH**   **84095**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY BEYNON   **(801) 553-1031**
                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

HANSEN, BARNETT & MAXWELL
                (Name – if individual state ias: first, middle name)

5 TRIAD CENTER, SUITE 750   **SALT LAKE CITY**   **UTAH**   **84180-1128**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ᐩ Certified Public Accountant
    �G Public Accountant
    ᏀAccountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __**GARY BEYNON**__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _ **OMNI BROKERAGE, INC.** __ , as of __**DECEMBER 31**__ , 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

Karen Bennan
Notary Public

This report** contains (check all applicable boxes):
[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[1] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[2] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[2] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[3] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[2] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
1. Company has no liabilities that are subordinated to claims of creditors.

2. Company exempt under 15c301(2).

3. Company is not a consolidated entity.

OMNI BROKERAGE, INC.

TABLE OF CONTENTS

OMNI BROKERAGE, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
AND
FINANCIAL STATEMENTS

December 31, 2005 and 2004

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

HANSEN, BARNETT & MAXWELL

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company
Accounting Oversight Board

 an independent member of
BAKER TILLY
INTERNATIONAL

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholder and Board of Directors
OMNI Brokerage, Inc.

We have audited the accompanying statements of financial condition of OMNI Brokerage, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNI Brokerage, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
February 3, 2006

OMNI BROKERAGE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Current Assets		
Cash and cash equivalents	$ 2,731,843	$ 2,785,161
Accounts receivable, net of allowance for doubtful accounts of $30,000 and $0, respectively	47,907	49,464
Receivables - related party	1,007	9,723
Commissions receivable	1,181,533	387,040
Other receivables	135,166	-
Prepaid expense	2,866	9,502
Total Current Assets	4,100,322	3,240,890
Office equipment	112,826	60,164
Accumulated depreciation	(30,896)	(18,925)
Total Office Equipment	81,930	41,239
Total Assets	$ 4,182,252	$ 3,282,129

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Current Liabilities		
Accounts payable	$ 52,121	$ 65,928
Payable - related party	476	-
Commissions payable	1,200,770	932,794
Accrued payroll and related expenses	1,826,656	1,532,450
Other payables	157,529	83,118
Income taxes payable	46,019	206,651
Total Current Liabilities	3,283,571	2,820,941
Deferred Tax Liability	16,898	13,944
Stockholder's Equity		
Common stock - 50,000 shares authorized; 27,000 shares issued and outstanding; $0.50 stated value	13,500	13,500
Additional paid-in capital	65,429	65,429
Retained earnings	802,854	368,315
Total Stockholder's Equity	881,783	447,244
Total Liabilities and Stockholder's Equity	$ 4,182,252	$ 3,282,129

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenues		
Commissions income	$ 39,635,285	$ 15,302,088
Other revenue	6,784,931	2,940,488
Interest income	301	1,208
Total Revenues	46,420,517	18,243,784
Expenses		
Commissions expense	37,157,285	13,619,206
Salaries expense	7,721,078	3,479,703
Office overhead and expense	732,079	387,160
Professional fees	43,893	147,937
Broker fees	44,665	9,644
Dues and subscriptions	7,316	9,702
Depreciation	18,471	10,571
Other	(382)	2,596
Total Expenses	45,724,405	17,666,519
Income Before Income Tax	696,112	577,265
Provision For Income Tax	261,573	224,199
Net Income	$ 434,539	$ 353,066

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

| | Common | | Additional | Retained | Total |
	Shares	Amount	Paid-In Capital	Earnings	Stockholder's Equity
Balance at December 31, 2003	27,000	$ 13,500	$ 65,429	$ 15,249	$ 94,178
Net Income	-	-	-	353,066	353,066
Balance at December 31, 2004	27,000	13,500	65,429	368,315	447,244
Net Income	-	-	-	434,539	434,539
Balance at December 31, 2005	27,000	$ 13,500	$ 65,429	$ 802,854	$ 881,783

The accompanying notes are an integral part of these financial statements.

OMNI BROKERAGE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash Flows From Operating Activities		
Net income	$ 434,539	$ 353,066
Adjustments to reconcile net income		
to cash flows from operating activities:		
Depreciation expense	18,471	10,571
Changes in certain operating assets and liabilities:		
Accounts receivable	1,557	(24,196)
Receivables - related party	8,716	4,054
Commissions receivable	(794,493)	(261,493)
Other receivables	(135,166)	-
Prepaid expense	6,636	(8,819)
Accounts payable	(13,807)	16,364
Payable - related party	476	(793)
Other payables	74,411	83,118
Commissions payable	267,976	775,022
Accrued payroll and related expenses	294,206	1,293,500
Income taxes payable	(160,632)	198,847
Deferred tax liability	2,954	11,628
Net Cash From Operating Activities	5,844	2,450,869
Cash Flows From Investing Activities		
Purchase of office equipment	(59,162)	(20,607)
Net Cash From Investing Activities	(59,162)	(20,607)
Cash Flows From Financing Activities	-	-
Net Change in Cash	(53,318)	2,430,262
Cash At Beginning of Year	2,785,161	354,899
Cash At End of Year	$ 2,731,843	$ 2,785,161
Supplemental Cash Flows Information		
Income taxes paid	$ 419,251	$ 13,724

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — OMNI Brokerage, Inc. is a Utah corporation organized and registered to engage in the securities business as a broker/dealer in all 50 states.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenues and Expenses — Revenues and expenses from Direct Participation Program securities transactions are recorded on the close date of the underlying real estate or asset. The Company does not have any proprietary securities transactions.

Cash and Cash Equivalents — For the purpose of cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are considered cash equivalents. At December 31, 2005 and 2004, the Company had cash and cash equivalents of $2,617,751 and $2,673,032, respectively, in excess of FDIC limits.

Commissions Receivable — Commissions receivable are amounts due for fees earned from sale of securities. The entire amount of commissions and related income is recognized on the close date of the underlying real estate.

Accounts Receivable — Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2005, management recorded a provision against accounts receivable totaling $30,000 due to the aging status of certain receivables.

Office Equipment — Office equipment is carried at cost. Costs of additions and major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred. The cost and accumulated depreciation of office equipment sold, or otherwise disposed of, are relieved from the accounts and any gains or losses are included in income. Depreciation is computed using the straight line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2005 and 2004 was $18,471 and $10,571, respectively.

Income Taxes — The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. These deferred tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

Financial Instruments — Financial instruments include accounts receivable and accounts payable.

Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

NOTE 2 – INCOME TAXES

The significant components of the Company's deferred income tax liabilities and assets as of December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred Income Tax Assets:		
Capital loss carryforward	$ 1,231	$ 1,231
Allowance for bad debt	11,190	-
Valuation allowance	-	-
Deferred Income Tax Liability—Depreciation and amortization	(29,319)	(15,175)
Net Deferred Income Tax Liability	$ (16,898)	$ (13,944)

The amount of, and ultimate realization of, the deferred income tax assets are dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined.

The following is a reconciliation of the amount of tax benefit that would result from applying the federal statutory rate to pretax loss with the benefit from income taxes:

	December 31,	
	2005	2004
Provision at statutory rate (34%)	$ 236,678	$ 196,270
Other nondeductible expenses and adjustments	1,923	8,879
State tax benefit, net of federal benefit	22,972	19,050
Net Provision for Income Taxes	$ 261,573	$ 224,199

For federal income tax purposes, the Company had no operating loss carry forwards as of December 31, 2005.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2005, the Company had net capital of $381,245 which was $161,104 in excess of its required net capital of $220,141. The Company's ratio of aggregate indebtedness to net capital was 8.61 to 1.

At December 31, 2004, the Company had net capital of $278,152 which was $89,995 in excess of its required net capital of $188,157. The Company's ratio of aggregate indebtedness to net capital was 10.14 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

At December 31, 2005, the amounts reflected as "receivables – related parties" and "payable – related party" represent reimbursable expenses due from and to parties related through common ownership.

The Company leases office space and pays certain overhead expenses to a related party through common ownership. The lease is on a month-to-month basis. Lease expense paid to this related party was $62,863 and $110,713 for the years ended December 31, 2005 and 2004, respectively.

NOTE 5 – SUBSEQUENT EVENT

On January 31, 2003, the Company and an individual entered into a stock purchase and sale agreement, whereby the individual would have the option to purchase 6,000 shares of the Company's common stock for $25,000. The option to purchase was exercisable effective January 20, 2006. In January 2006, the Company and the individual reached an agreement whereby the Company paid the individual $250,000 in exchange for his option to purchase the shares.

SUPPLEMENTAL INFORMATION
OMNI BROKERAGE, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2005

Total stockholder's equity	$	881,783
Less non-allowable assets:		
Receivables from non-customers		(184,080)
Commissions receivable in excess of related commissions payable		(244,482)
Office equipment, net of accumulated depreciation		(81,930)
Haircuts on securities		(204)
Cash in "Central Registration Depository" account		(3,874)
Other assets		(2,866)
Add non-allowable liabilities:		
Deferred tax liability		16,898
Net Capital		381,245
Net capital per Focus report dated December 31, 2005		354,437
Difference	$	26,808

Reconciliation of difference between net capital and net capital per focus report dated December 31, 2005

Non-allowable liability not deducted from Aggregate Indebtedness:		
Deferred tax liability	$	16,898
Audit adjustments:		
Adjust provision for income taxes		9,910
	$	26,808

Aggregate Indebtedness

Total liabilities	$	3,300,469
Less non-allowable liabilities:		
Deferred tax liability		(16,898)
Net liabilities	$	3,283,571

Computation of Basic Net Capital Requirement

Net capital	$	381,245
Minimum net capital required		220,141
Excess Net Capital	$	161,104

Ratio of Aggregate Indebtedness to Net Capital	8.61 to 1
Ratio of Aggregate Indebtedness to Net Capital per the Focus Report	9.34 to 1
Difference	(0.73)

HANSEN, BARNETT & MAXWELL

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

Registered with the Public Company
Accounting Oversight Board

 an independent member of
BAKER TILLY
INTERNATIONAL

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Shareholder and Board of Directors
OMNI Brokerage, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of OMNI Brokerage, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

12

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen, Barnett & Maxwell

HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
February 3, 2006